SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION STATEMENT PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                Intellicorp, Inc.
                                -----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   45815-31-03
                                   -----------
                                 (CUSIP Number)

                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 45815-31-03                                         Page 2 of 5 Pages
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1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ICS Deloitte Management L.L.C.
       I.R.S. Identification No. 23-2798167
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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
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3)     SEC USE ONLY


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4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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       NUMBER                   5)     SOLE VOTING POWER
       OF                              1,000,000
       SHARES              -----------------------------------------------------
       BENEFICIALLY             6)     SHARED VOTING POWER
       OWNED BY                        None
       EACH                -----------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON                          1,000,000
       WITH                -----------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER
                                       None
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9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000
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10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
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11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       4.6%(1)
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12)    TYPE OF REPORTING PERSON

       OO
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(1)  According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 there were outstanding 21,728,157 shares of Common Stock as of April 30, 2001. The "Percentage of Class Represented by Amount in Row 9" has been calculated based upon such number of shares.


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

                                  Schedule 13G

Item 1(a).  Name of Issuer:

Intellicorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

1975 El Camino Real West
Mountain View, CA 94040-2216

Item 2(a).  Name of Person Filing:

ICS Deloitte Management L.L.C.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Chadds Ford Business Campus
Brandywine 5 Building
Chadds Ford, PA 19317

Item 2(c).  Citizenship:

Delaware

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

45815-31-03

Item 3.     Not Applicable

Item 4.     Ownership.

            (a)         Amount beneficially owned:   1,000,000

            (b)         Percent of class: 4.6%(2)

            (c)         Number of shares as to which such person has:


------------------------
(2) According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 there were outstanding 21,728,157 shares of Common Stock as of April 30, 2001. The "Percentage of Class" has been calculated based upon such number of shares.

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

                  (i)   Sole power to vote or to direct the vote:  1,000,000

                  (ii)  Shared power to vote or to direct the vote:  None

                  (iii) Sole power to dispose or to direct the disposition
                        of:   1,000,000

                  (iv) Shared power to dispose or to direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 17, 2001


                                    ICS DELOITTE MANAGEMENT L.L.C.


                                    By: /s/ Stephen K. Deay
                                       ------------------------
                                    Name:  Stephen K. Deay
                                    Title: Vice President


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